UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

PharmAthene, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

71714G102

(CUSIP Number)

Clifford J. Stocks

Chief Executive Officer

Theraclone Sciences, Inc.

1124 Columbia Street, Suite 300
Seattle, WA 98104

(206) 805-1600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a Copy to:

Stephen M. Graham

Partner

Fenwick & West LLP

1191 Second Avenue, 10th Floor

Seattle, Washington 98101

(206) 389-4520

July 31, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Securities Exchange Act of 1934, as amended (however, see the Notes).

SCHEDULE 13D

CUSIP No. 71714G102	Page 1 of 10 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Theraclone Sciences, Inc., I.R.S. Identification No. 56-2442890
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 3,984,372 shares of common stock(1)(2)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,984,372 shares of common stock(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6% of common stock(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

[1]	Beneficial ownership of the above referenced PharmAthene Stock (as defined below) is being reported hereunder solely because Theraclone Sciences, Inc. may be deemed to have beneficial ownership of such PharmAthene Stock as a result of the Voting Agreement (as defined below). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Theraclone Sciences, Inc. that it is the beneficial owner of any PharmAthene Stock for purposes of Section 13(d) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

[2]	See Item 5 of this Schedule 13D.

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SCHEDULE 13D

Item 1.	Security and Issuer.

The class of equity securities to which this statement relates is common stock, par value $ 0.0001 per share (“PharmAthene Stock”), of PharmAthene, Inc., a Delaware corporation (“PharmAthene”). According to PharmAthene’s most recent Quarterly Report on Form 10-Q for the period ended June 30, 2013 (the “Quarterly Report”), the principal executive offices of PharmAthene are located at One Park Place, Suite 450, Annapolis, MD 21401.

Item 2.	Identity and Background.

(a)-(c) The name of the corporation filing this statement is Theraclone Sciences, Inc., a Delaware corporation (“Theraclone”). The address of Theraclone’s principal office and business address is 1124 Columbia Street, Suite 300 Seattle, WA 98104. Theraclone is a biopharmaceutical company focused on the discovery and development of monoclonal antibody therapeutics for diseases.

Set forth on Schedule A, and incorporated herein by reference, is the name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Theraclone as of the date hereof.

(d) Neither Theraclone nor, to Theraclone’s knowledge, any person named on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) Neither Theraclone nor, to Theraclone’s knowledge, any person named on Schedule A attached hereto, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

(f) To Theraclone’s knowledge, each of the individuals identified on Schedule A attached hereto is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

On July 31, 2013, concurrently with the execution of the Merger Agreement (as defined in Item 4 below), and as an inducement for Theraclone to enter into the Merger Agreement, the directors and executive officers of PharmAthene (collectively, the “Key PharmAthene Stockholders”) entered into a Voting Agreement with Theraclone with respect to the shares of PharmAthene Stock owned by the Key PharmAthene Stockholders (the “Voting Agreement”).

As described in the response to Item 4, the shares of PharmAthene Stock beneficially owned by the Key PharmAthene Stockholders have not been purchased by Theraclone, and thus no funds were used for such purpose. Theraclone did not pay any monetary consideration to the Key PharmAthene Stockholders in connection with the execution and delivery of the Voting Agreement.

For a description of the Voting Agreement, see Item 4 below, which description is incorporated by reference in response to this Item 3.

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Item 4.	Purpose of Transaction.

On July 31, 2013, PharmAthene entered into an agreement and plan of merger (the “Merger Agreement”), pursuant to which its wholly-owned subsidiary, Taurus Merger Sub, Inc., will be merged with and into Theraclone, with Theraclone as the surviving subsidiary (the “Merger”).

Pursuant to the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each outstanding share of common stock of Theraclone will be converted into the right to receive a number of shares of PharmAthene Stock equal to the quotient obtained by dividing the Fully Diluted Equity (as defined below) of PharmAthene by the Fully Diluted Equity of Theraclone (the “Exchange Ratio”), less a pro rata share of PharmAthene Stock representing five percent of the merger consideration issuable to the stockholders of Theraclone (the “Escrow Shares”). The Merger Agreement defines “Fully Diluted Equity” to mean, with respect to PharmAthene, the total number of shares outstanding of PharmAthene Stock assuming full conversion or exercise of all then outstanding options and warrants, which, in each case, have an exercise price less than or equal to $2.50 per share, and convertible securities. With respect to Theraclone, “Fully Diluted Equity” means the total number of shares outstanding of Theraclone common stock, assuming full conversion or exercise of all then-outstanding options and warrants and all convertible securities. Holders of Theraclone common stock will receive cash in lieu of fractional shares. In addition, all outstanding Theraclone options, as well as Theraclone’s 2004 Option Plan, will be assumed by PharmAthene. Each option or warrant to purchase one share of Theraclone common stock will be converted into an option or warrant, as the case may be, to purchase a number of shares of PharmAthene Stock representing the number of Theraclone shares for which the exchanged option or warrant was exercisable multiplied by the Exchange Ratio. The exercise price would be proportionately adjusted.

Following the consummation of the transactions contemplated by the Merger Agreement, the securityholders of PharmAthene immediately prior to the Effective Time and the securityholders of Theraclone immediately prior to the Effective Time will each own approximately 50% of the fully-diluted equity (without regard to PharmAthene options and warrants having an exercise price greater than $2.50 per share) after the Merger. The Escrow Shares described above, which will serve to secure the Theradone stockholders’ indemnification obligations under the Merger Agreement, will be deposited with Citibank, N.A., as escrow agent under a separate escrow agreement to be entered into prior to the completion of the Merger. The escrow period will expire nine months from the date of completion of the Merger.

Pursuant to a related board of directors composition agreement between PharmAthene and certain former stockholders of Theraclone, which is expected to be entered into at completion of the Merger (the “Board Composition Agreement”), the nine-member board of directors of post-Merger PharmAthene (the “Board”) will consist of five directors designated by PharmAthene and four directors designated by Theraclone. Those members will initially be Steve Gillis, Ph.D., Wende Hutton and Clifford J. Stocks of Theraclone, and Mitchel Sayare, Ph.D., Eric I. Richman, John M. Gill, Brian A. Markison and Derace L. Schaffer, M.D. of PharmAthene, with a ninth director still to be designated by Theraclone.

Theraclone’s current chief executive officer, Clifford J. Stocks, is expected to serve as the chief executive officer of the combined company, while Russ Hawkinson, Theraclone’s current chief financial officer, is expected to serve as its chief financial officer. The Merger Agreement obligates PharmAthene to amend its Bylaws to provide that Clifford Stocks may not be removed from his position as chief executive officer of PharmAthene without the approval of at least 66 2/3% of the Board, until the earlier of the second anniversary of the date of the Merger Agreement or such time as there is a period longer than 30 days in which less than five PharmAthene board designees serve on the Board (provided that he may be removed by at least a majority of the then-serving members of PharmAthene’s board of directors following the Designee Resignation Date (as defined in the Merger Agreement)).

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Completion of the Merger is subject to a number of conditions, including, but not limited to (i) approval of the issuance of shares of PharmAthene Stock in connection with the Merger, and approval of an increase in the authorized number of shares of common stock by PharmAthene’s stockholders and the adoption and approval of the Merger Agreement and the transactions contemplated thereby by Theraclone’s stockholders; (ii) the effectiveness of a registration statement on Form S-4 to be filed by PharmAthene with the Securities and Exchange Commission to register the issuance of the shares of PharmAthene Stock in connection with the Merger, which will contain a proxy statement/prospectus/consent solicitation; (iii) approval for listing on the NYSE MKT LLC of such shares of PharmAthene Stock; (iv) execution of the Board Composition Agreement; (v) exercise of appraisal rights by no more than 5% of PharmAthene’s stockholders; (vi) the amendment of PharmAthene’s Bylaws to limit the ability to remove Clifford Stocks as described above; (vii) all $8,000,000 of capital committed to Theraclone pursuant to its Series B-1 Preferred Stock and Warrant Purchase and Exchange Agreement shall have been delivered to Theraclone; and (viii) other customary closing conditions.

Concurrently and in connection with the execution of the Merger Agreement, Key PharmAthene Stockholders entered into a voting agreement with Theraclone (the “Voting Agreement”), pursuant to which each Key PharmAthene Stockholder agreed to vote its shares of PharmAthene Stock in furtherance of the transactions contemplated by the Merger Agreement and against any amendment of PharmAthene’s certificate of incorporation or bylaws or any other proposal or transaction, the effect of which amendment or other proposal is to delay, impair, prevent or nullify the Merger or the transaction contemplated by the Merger Agreement. The Voting Agreement will terminate upon, among other things, the earlier of the Effective Time or termination of the Merger Agreement. The Key PharmAthene Stockholders also delivered to Theraclone irrevocable proxies in the form attached as Appendix A to the Voting Agreement with respect to the voting of the PharmAthene Stock on the foregoing matters.

References to, and descriptions of, the Merger, the Merger Agreement, the Voting Agreement and the Board Composition Agreement throughout this Schedule 13D are qualified in their entirety by reference to the Merger Agreement included as Exhibit 1 to this Schedule 13D, the Form of Voting Agreement included as Exhibit 2 to this Schedule 13D and the Form of Board Composition Agreement included as Exhibit 3 to this Schedule 13D, respectively. These agreements are incorporated into this Schedule 13D where such references and descriptions appear.

Item 5.	Interest in Securities of the Issuer.

The beneficial ownership percentage described in this Schedule 13D is based on 52,310,913 shares of PharmAthene Stock deemed to be outstanding as of August 2, 2013, as disclosed in the Quarterly Report, and no shares of PharmAthene Stock issuable upon exercise or settlement of outstanding equity awards held by Key PharmAthene Stockholders within sixty days of July 26, 2013.

(a) As a result of the Voting Agreement, Theraclone may be deemed for purposes of Rule 13d-3 promulgated under the Exchange Act to beneficially own 3,984,372 shares of PharmAthene Stock, representing approximately 7.6% of the shares of PharmAthene Stock deemed to be outstanding as of July 26, 2013. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Theraclone that it is the beneficial owner of any PharmAthene Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

Except as set forth in this Item 5(a), neither Theraclone nor, to Theraclone’s knowledge, any of the persons set forth on Schedule A attached hereto, beneficially owns any PharmAthene Stock.

(b) Theraclone is not entitled to any rights of a stockholder of PharmAthene as to any shares of PharmAthene Stock, except for the right to vote the shares of PharmAthene Stock described in Item 5(a) to the extent described in Item 4. Except to the extent that it may be deemed to be by virtue of the Voting Agreement, Theraclone does not have sole or shared power to vote or to direct the vote, or sole or shared power to dispose or to direct the disposition of, any shares of PharmAthene Stock.

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(c) Except for the execution and delivery of the Merger Agreement and the Voting Agreement, neither Theraclone nor, to Theraclone’s knowledge, any of the persons set forth on Schedule A attached hereto, has effected any transaction in the PharmAthene Stock during the past 60 days.

(d) Except for the Merger Agreement and the Voting Agreement and the transactions contemplated by those agreements, neither Theraclone nor, to Theraclone’s knowledge, any of the persons set forth on Schedule A attached hereto, has the right to receive or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities of PharmAthene reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described in Items 3, 4 and 5, to Theraclone’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of PharmAthene, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Materials to be Filed as Exhibits.

The following documents are incorporated by reference as exhibits:

Exhibit No.	Title

1	Agreement and Plan of Merger dated as of July 31, 2013 by and among PharmAthene, Inc., Taurus Merger Sub, Inc., Theraclone Sciences, Inc. and Steven Gillis, Ph.D., as Securityholders’ Representative (incorporated by reference to Exhibit 2.1 to PharmAthene, Inc.’s Current Report on Form 8-K (File No. 001-32587) filed with the Securities and Exchange Commission on August 1, 2013).

2	Form of PharmAthene Voting and Lock-Up Agreement dated as of July 31, 2013 (incorporated by reference to Exhibit 10.1 to PharmAthene, Inc.’s Current Report on Form 8-K (File No. 001-32587) filed with the Securities and Exchange Commission on August 1, 2013).

3	Form of Board Composition Agreement (incorporated by reference to Exhibit 10.3 to PharmAthene, Inc.’s Current Report on Form 8-K (File No. 001-32587) filed with the Securities and Exchange Commission on August 1, 2013).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 12, 2013	Theraclone Sciences, Inc.

	By:	/s/ Clifford J. Stocks
Clifford J. Stocks Chief Executive Officer

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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Schedule A

Directors and Executive Officers of Theraclone Sciences, Inc.

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Theraclone Sciences, Inc. Except as indicated below, the business address of each person is c/o Theraclone Sciences, Inc., 1124 Columbia Street, Suite 300, Seattle, WA 98104.

BOARD OF DIRECTORS

Clifford J. Stocks Chief Executive Officer Theraclone Sciences, Inc. 1124 Columbia Street, Suite 300 Seattle, WA 98104	Steven Gillis, Ph.D. Managing Director ARCH Venture Partners 1000 Second Avenue, Suite 3700 Seattle, WA 98104

Wende Hutton General Partner Canaan Partners 2765 Sand Hill Road Menlo Park, CA 94025	Christopher K. Mirabelli, Ph.D. Managing Director HealthCare Ventures, LLC (HCV) 47 Thorndike Street, Suite B1-1 Cambridge, Massachusetts 02141

Dr. Wendye Robbins Associate Professor Stanford University School of Medicine 291 Campus Drive Stanford, CA 94305

EXECUTIVE OFFICERS

Name	Title
Clifford J. Stocks	Chief Executive Officer
Russ Hawkinson	Chief Financial Officer
Eleanor L. Ramos, M.D.	Chief Medical Officer
Kristine Swiderek, Ph.D.	Chief Scientific Officer

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EXHIBIT INDEX

Exhibit No.	Title

1	Agreement and Plan of Merger dated as of July 31, 2013 by and among PharmAthene, Inc., Taurus Merger Sub, Inc., Theraclone Sciences, Inc. and Steven Gillis, Ph.D., as Securityholders’ Representative (incorporated by reference to Exhibit 2.1 to PharmAthene, Inc.’s Current Report on Form 8-K (File No. 001-32587) filed with the Securities and Exchange Commission on August 1, 2013).

2	Form of PharmAthene Voting and Lock-Up Agreement dated as of July 31, 2013 (incorporated by reference to Exhibit 10.1 to PharmAthene, Inc.’s Current Report on Form 8-K (File No. 001-32587) filed with the Securities and Exchange Commission on August 1, 2013).

3	Form of Board Composition Agreement (incorporated by reference to Exhibit 10.3 to PharmAthene, Inc.’s Current Report on Form 8-K (File No. 001-32587) filed with the Securities and Exchange Commission on August 1, 2013).

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